                                                                   EXHIBIT 12(A)



                             D&N CAPITAL CORPORATION
                Computation of ratio of earnings to fixed charges



                                                     For the Nine Months Ended
                                                        September 30, 1998
                                                   (In thousands, except ratio):
                                                   -----------------------------

         Net income                                              $  3,018

         Fixed charges:
              Advisory fees                                            94

         Total fixed charges                                           94

         Earnings before fixed charges                              3,112

         Fixed charges, as above                                       94

         Ratio of earnings to fixed charges                          33.1